# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 05/17/2026
Filed by CIK 0002137030
Persons authorized to receive notices and communications: David Garcia, PO Box 144, 9 Forum Lane, Suite 3119, Camana Bay, George Town, Cayman Islands (E9), KY 1-9006, 345-749-9601

## Reporting persons
- Sky Frontier Foundation (CIK 0002137030): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,009,502 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Non-U.S. Foundation

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Sky Frontier Foundation (the "Reporting Person") with respect to the shares of common stock $0.01 par value per share of Stablecoin Development Corporation (the "Issuer").
Residence or business address: PO Box 144, 9 Forum Lane, Suite 3119, Camana Bay, George Town, Grand Cayman KY1-9006, Cayman Islands. Entity File Number 420961
Present principal occupation or employment: The principal business of the Reporting Person is to support the innovation, development, and adoption of the Sky Ecosystem.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Sky Frontier Foundation is organized in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Warrant described in Item 4 below using working capital, consisting of stablecoins.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired a pre-funded warrant (the "Warrant") to purchase 100,000,000 shares of Common Stock (20,000,000 shares as adjusted for the Issuer's 1-for-5 reverse stock split effective February 20, 2026). The Reporting Person did not acquire any shares of Common Stock in the transaction and does not currently hold any shares of Common Stock. The Warrant becomes exercisable in tranches as follows: 20% on July 16, 2026, an additional 30% on October 16, 2026 and the remaining 50% on January 16, 2027.

Exercise of the Warrant is subject to a beneficial ownership limitation (the "Beneficial Ownership Limitation") that prohibits the Reporting Person from exercising the Warrant to the extent that, after giving effect to the exercise, the Reporting Person, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the Reporting Person's for purposes of Section 13(d) of the Securities Exchange Act of 1934, would beneficially own in excess of 9.99% of the outstanding Common Stock. The Reporting Person may not increase the Beneficial Ownership Limitation above 9.99%.

In connection with the SPA, the Reporting Person, the Issuer, and the other purchasers also entered into an Investors' Rights Agreement (the "IRA").

The Reporting Person acquired the Warrant for long-term investment and to support the Issuer's adoption of, and integration with, the Sky protocol. The Reporting Person's investment is governance-focused and is not intended to result in a change of control of the Issuer or in any extraordinary corporate transaction involving the Issuer or any of its subsidiaries. Under the IRA, the Reporting Person has the right to nominate one director to the Issuer's board of directors for so long as the Reporting Person beneficially owns at least 5% of the outstanding Common Stock.

Also under the IRA, for a period of 24 months following January 16, 2026, the Reporting Person has the right to consent to any material amendment, modification, addition, revocation or change to the Issuer's Digital Asset Strategy, for so long as the Reporting Person continues to hold at least 50% of the Warrant or the Common Stock originally acquired by it.

Except as set forth in this statement, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change its plans or intentions and to take any action permitted by applicable law with respect to its investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 17, 2026, the Reporting Person may be deemed to beneficially own 3,009,502 shares of Common Stock, representing approximately 9.99% of the outstanding Common Stock. The percentage is calculated based on 27,115,646 shares of Common Stock outstanding, plus the 3,009,502 shares issuable to the Reporting Person upon exercise of the Warrant within 60 days, subject to the Beneficial Ownership Limitation. The Reporting Person disclaims beneficial ownership of any shares of Common Stock issuable upon exercise of the Warrant in excess of the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose: Upon and following exercise of the Warrant, the Reporting Person will have sole voting power and sole dispositive power with respect to the 3,009,502 shares issuable upon such exercise. The Reporting Person does not currently have voting or dispositive power over any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except for the acquisition of the Warrant described in Item 4, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4, and 5 of this statement is incorporated by reference into this Item 6. The SPA, the Warrant, the IRA and related documents entered into in connection therewith are the only contracts, arrangements, understandings or relationships to which the Reporting Person is a party with respect to securities of the Issuer. The descriptions of the SPA, Warrant and IRA above do not purport to be complete and are qualified in their entirety by reference to the SPA, Warrant and IRA, which are filed as exhibits to this Schedule 13D, and are incorporated by reference herein.

Except as described in this statement, the Reporting Person is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including with respect to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Form of Pre-Funded Warrant (incorporated by reference to the Issuer's current report on Form 8-K filed on January 16, 2026).

Exhibit 99.2: Securities Purchase Agreement (incorporated by reference to the Issuer's current report on Form 8-K filed on January 16, 2026).

Exhibit 99.3: Investors' Rights Agreement (incorporated by reference to the Issuer's current report on Form 8-K filed on January 16, 2026).

## Signatures
- Sky Frontier Foundation: /s/ David Garcia, David Garcia, Director (05/27/2026)